The Future of Open Science



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ScienceCast_Video
ScienceCast



00:58   

ScienceCast
Join the Future of Open Science!

At ScienceCast, in partnership with arXiv, bioRxiv & medRxiv and McKinsey Digital Innovation Team, we are building the foundation of the Open Science Infrastructure. We provide a hub for scientists to conduct and publish their work freely, retaining their copyright, and to utilize 21st-century software tools for their research. Our platform connects scientists and the public, making complex ideas more accessible. From AI-generated video pitches to LLM-enriched knowledge graphs, ScienceCast equips all stakeholders with innovative tools to navigate the information age.

ScienceCast bridges Researchers and the Public with State-of-the-Art Digital Tools

Provides Free, Open-Access Publishing with Full Copyright Control for Scientists

Transforms Complex Research into Accessible Knowledge for Everyone

Breaks Down Barriers in Scientific Communication for More Accessible Entry into the Scientific Profession

Pioneers a Continuous, Fair, and Open Peer Review to Replace the Current Biased and Siloed System

medRxiv
arXiv
bioRxiv
Deeply integrated into open repositories
ScienceCast
is a smart hybrid of
LinkedIn
for Scientists
YouTube
for Scientists
Twitter
for Scientists
GitHub
for Scientists



Leading The Open-Science Revolution

Just like most of today's software runs on open-source code, most future research will derive from open-science data. ScienceCast, integrated with open-access publishing leaders like arXiv, will offer scientist-tailored tools akin to GitHub, LinkedIn, Twitter, and YouTube. This integration is set to become an integral part of the emerging open-science infrastructure.

The ongoing open-science revolution is poised to fundamentally change and modernize the antiquated for-profit science publishing model. This current system, built on tolls, restricts access to research data, stifles collaboration, and creates multiple pain points for all stakeholders.

The academic publishing market is significant. But the system is broken.
1. Publishing
The current publishing system is the same as in the 1900s. The money streams in the peer-review system are one-directional.
As a researcher, I write & referee papers for free for commercial publishers, who make money through letting us pay to access. arXiv is all we need!
2. Research
Exponential growth of research data yields information overload (e.g., it would take 150 years to read all papers on COVID!).
As a researcher, I would love to access latest research via short video-pitches tailored to my interests, as well as gain access to source data.
3. Community
The existing platforms do not allow for high-quality real-time community interaction and dynamic peer review.
As a researcher, I want to easily connect online with my colleagues around the world to discuss cutting-edge research with no social-media distractions.







ScienceCast: Addressing Critical Challenges in Science Publishing & Research

Pain Point	ScienceCast Solution
High specialization & complexity of scientific papers	AI- and author-generated elevator pitches of articles with tunable level of expertise
Overflow of scientific data	Smart recommendation engine of

	papers through audio-summaries
Siloed scientific communities	LLM-enriched interactive knowledge graphs (ontologies) of connected research articles
Conservative job market for academic & high-end R&D industry jobs	Video-enhanced job board for research showcases
Accessibility barriers for people with disabilities	AI-generated audio/video presentations & a talk-to-paper feature
Difficulty with presenting research results	AI-powered presentation builder with an LLM tool to prepare & iterate talks
Broken peer review system	Unbiased AI-powered matching of papers & referees within an open peer-review system linked to arXiv

ScienceCast, in tandem with arXivs, forms the digital open-science ecosystem



1. Publishing
Publish papers through AI-generated audio & video pitches
Shape a fundamentally new peer-review process

2. Research
Smart personalized news feed to conduct research
Talk to papers through a field-specific chat bot
Generate research presentations on the fly using AI tools

3. Community
Interact with the authors directly
Access, analyze and annotate source data
Communicate with collaborators all over the world

Why now?



THE WHITE HOUSE

AUGUST 25, 2022
OSTP Issues Guidance to Make
Federally Funded Research Freely
Available Without Delay

OSTP
BRIEFING ROOM
PRESS RELEASES



Federal agencies are celebrating 2023 as a Year of Open Science, a multi-agency initiative across the federal government to spark change and inspire open science engagement through events and activities that will advance adoption of open, equitable, and secure science.





Our AI-enhanced web tools help scientists to publish, summarize and promote their work via click of a button!

Make your research more accessible

from **AI-generated audio briefs** to direct discussions with peers — elevate your paper's reach and resonance.

Enter link to your paper, for example: https://arxiv.org/abs/2301.04657

[Generate AI-Powered SciCast] or [Upload & Personalize Your Pitch]

Authors, readers, and reviewers are able to employ our tools to publish and review text, audio, and video summaries explaining research. Moreover, these summaries can be customized on the

fly to the expertise of the user.



ScienceCast
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THE GALILEO PROJECT
5
Discovery of spherules of likely extrasolar composition in the Pacific Ocean site of the CNEOS 2014-01-08 (IM1) bolide
Avi Loeb

The process is simple: authors link their preprints, and ScienceCast generates text and audio summary based on the full paper using AI tools and links these summaries back to arXiv.





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Recommended SciCasts
a Phase 1 - Model Training
b Phase 2 - Feature Selection
c Biomarker Evaluation
Classification Performance
Pathway Enrichmnet
Survial Analysis
-00:47
0
scSniper: Single-cell Deep Neural Network-based Identification of Prominent Biomarkers
Librarian • Bioinformatics • November 23, 2023 4:56pm
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bioRxiv
THE PREPRINT SERVER FOR BIOLOGY
New Results
Follow this preprint
scSniper: Single-cell Deep Neural Network-based Identification of Prominent Biomarkers
Mingyang Li, Yanshuo Chen, Jun Ding
doi: https://doi.org/10.1101/2023.11.22.568389
This article is a preprint and has not been certified by peer review [what does this mean?].
Abstract
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Abstract
Discovering disease biomarkers at the single-cell level is crucial for advancing our understanding of diseases and improving diagnostic accuracy. However, current computational methods often have limitations, such as a reliance on prior knowledge, constraints to unimodal data, and the use of conventional statistical tests for feature selection. To address these issues, we introduce scSniper, a novel approach that employs a specialized deep neural network framework tailored for robust single-cell multiomic biomarker detection. A standout feature of scSniper is the mimetic attention block, enhancing alignment across multi-modal data types.

Context and evaluations
x
Automated Services
A variety of services now perform automated analyses of papers. Outputs from automated tools that summarize and extract information from bioRxiv preprints using AI and other technologies are displayed below. Note these tools can generate errors and the information has not been verified by bioRxiv or the authors.
AI-generated summary from ScienceCast
Select level:
General
Expert
Scientists have developed a groundbreaking tool called scSniper that can identify biomarkers related to diseases such as lung cancer and COVID-19. Using a deep neural network framework, scSniper surpasses other techniques in accurately predicting disease outcomes and uncovering gene regulatory networks. Genes such as GAPDH and TMSB10 have been found to be significantly associated with lung cancer pathology. This novel approach outperforms traditional methods and is accessible to the public. It demonstrates superior performance in pathway enrichment and logistic regression analysis for lung cancer biomarkers. For more information, visit https://github.com/mcgilldinglab/scSniper.
Explore further on ScienceCast

Users can talk with papers using smart specialized chat bots as if they are having a conversation with the authors of the paper.



Market Analysis

Total accessible market for University subscriptions (US & EU only)





DATA BASED ON MCKINSEY & COMPANY RESEARCH

Development over the next 5 years, USD mn

Conservative scenario

| 10,500 | 11,000 | 11,500 | 12,000 | 12,500 | 13,100 |

Optimistic scenario

| 14,000 | 14,700 | 15,300 | 16,000 | 16,700 | 17,400 |

| 2022 | 2023 | 2024 | 2025 | 2026 | 2027 |

1. A B2B annual subscription model is assumed
2. Includes 248 research universities in the US and 2,330 in the EU. Further potential can be unlocked by addressing universities in other regions (e.g., Asia),

Bottom-up approach

The total addressable market can be sized by considering:

Number of research universities

Average price[1] per university paid to publishers

Assumptions

Total number of universities: **2,578[2]**

Average price per university paid to publishing houses in **2022** range from:
- Conservative: **USD 3.3 mn**
- Optimistic: **USD 4.4 mn**

An average **price growth of 4.4% YoY** is assumed

Beyond the niche of university libraries, ScienceCast taps into a multitude of substantial markets.


Academic publishing industry


Medical industry


Learning and coaching market


Talent recruiting


AI and data market

We conservatively estimate the total addressable market in the range of $US 50 billion annually. Digitization is growing this market.

Multichannel Business Model

	Target	How?	When?
	B2B	Enterprize subscriptions to selected publishers, open-science repositories, Universities, etc.	now
	Consulting services	Providing consulting in deep technology fields from quantum technology to biomedical research, leveraging the expertise of both bounders & users.	now
	Government agencies	Contracts & grants for with federal agencies for providing tools to facilitate compliance with the White House open-science order.	~6 months
	B2C	"Freemium" model (like LinkedIn). Core functionalities will remain free & open-access, but ScienceCast will charge for premium features.	~12 months

The bottom-up business case estimates revenues of USD ~70–230mn by 2028

DATA BASED ON MCKINSEY & COMPANY RESEARCH

B2B Revenues for ScienceCast, USD mn

Conservative scenario



+294% p.a.

0   0.3   2.1   10.0   36.0   72.0

Optimistic scenario



+316% p.a.

0   0.8   4.8   35.0   150.0   225.0

2023   2024   2025   2026   2027   2028

Assumptions

Number of B2B customers

	2024	2025	2026	2027	2028
Conservative	30	70	200	400	800
Optimistic	50	120	500	1,000	1,500

Price of ScienceCast, USD

	2024	2025	2026	2027	2028
Conservative	10k	30k	50k	90k	90k
Optimistic	20k	40k	70k	150k	150k

Reasons to Invest in ScienceCast

Your backing of ScienceCast is more than just a personal investment; it is an investment in pursuing a future where science is more connected, accessible, and vibrant for everyone. Your support of ScienceCast will help with:

Enhancing Open Access to Scientific Knowledge: Your contribution to ScienceCast champions the critical

movement towards open access in scientific research, facilitating the free flow of information.

Democratizing Science Communication: Your investment will help us make complex scientific concepts accessible and engaging, bridging the gap between intricate research and public comprehension.

Tackling Information Overload in Research: With your support, ScienceCast will develop AI-driven tools to efficiently manage the increasing volume of scientific data, potentially uncovering hidden discoveries of profound global impact.

Catalyzing Global and Interdisciplinary Collaboration: Your support will aid in creating an open-science infrastructure that will break down geographical barriers and foster interdisciplinary connections, enriching the research process.

Advancing Digital Innovation in Research: Your contribution will facilitate the integration of cutting-edge digital tools like AI and ontological knowledge networks, ensuring that research happens at the forefront of technological capabilities.

Championing Inclusivity in Science: By supporting ScienceCast, you are ensuring that science remains open and accessible to everyone, including those with disabilities, embodying the true spirit of inclusive science.

Igniting a Passion for Science & Learning: Investing in ScienceCast means supporting an ecosystem that not only educates but also ignites a lifelong love for science & discovery among people of all ages.

Our Collaborations















arXiv LABS

bioRχiv THE PREPRINT SERVER FOR BIOLOGY

medRχiv THE PREPRINT SERVER FOR HEALTH SCIENCES

KGA

national center for ontological research ncor

McKinsey & Company

Eleven Labs

Growth Plan

In the next phase of our project, we will strategically allocate investor funds to enhance our technological suite, developing advanced tools integral to our platform's growth and user engagement. Simultaneously, we are prioritizing the expansion of our partnership network, specifically targeting entities serving the open science movement, including prominent educational institutions.

Key Advisors



Dr. Brian Greene

Dr. Brian Greene is a Key Advisor and a Member of our Board of Advisors. In addition to being Director of Columbia University's Center for Theoretical Physics, Dr. Brian Greene is the co-founder of the World Science Festival and the author of a new book, "Until the End of Time," which is about mind, matter and the human search for meaning in an evolving universe. The mission of the World Science Festival is to bring live and digital science programming to broad public audiences.



Arsalan Farooq

Mr. Arsalan Farooq, a Key Advisor and Member of our Board of Advisors, is now a Product Leader at Google Cloud, and boasts extensive experience across various tech domains, including cloud services, big data, IoT, and more, underlining his journey as a tech executive and former CEO of Netifi. He contributes his expertise as a mentor at Alchemist Accelerator, significantly impacting areas like digital transformation, DevOps, and open-source models.



Dr. Richard Sever

Dr. Richard Sever, with notable academic credentials from Oxford and Cambridge, is a Key Advisor and a Member of our Board of Advisors. Dr. Sever co-founded the influential preprint servers bioRxiv and medRxiv and holds a key role at Cold Spring Harbor Laboratory Press. He initiated the specialized journal Cold Spring Harbor Molecular Case Studies and has served as an editor for several prominent scientific publications.

Team Members



Andrew Jiranek

Mr. Jiranek, co-founder and CEO of ScienceCast, leverages his more than 35 years experience as a corporate attorney and business executive who has guided start-ups offering innovative technology through the legal and financial issues associated with their early stage scaling of operations. Holding a J.D. from William & Mary and an A.B. in Economics from Princeton University, he specializes in various fields, including business development, protecting IP, acquiring talent and strategic thinking.



Dr. Victor Galitski

Dr. Victor Galitski, our CTO, holds two PhDs in applied mathematics and quantum physics. He currently serves as the Chesapeake Chair Professor of Theoretical Physics at the Joint Quantum Institute, University of Maryland. A prolific author with over 200 publications and an editor of a prominent physics journal, he has extensive familiarity with all aspects of academic publishing.



Dr. Prineha Narang

Professor Prineha Narang, an Executive Vice President, is renowned for



Dr. Steinn Sigurðsson

Dr. Steinn Sigurðsson, the Chairman of our Board of Directors, is also an her contributions in theoretical and computational science, having transitioned from Harvard University to lead a research group at UCLA, receiving multiple esteemed awards like the Maria Goeppert Mayer Award and the Moore Inventor Fellowship. She also founded Aliro, focusing on quantum networks, and serves as a U.S. Science Envoy for the State Department.

esteemed Professor of Astronomy at Penn State University and Scientific Director at arXiv. Dr. Sigurðsson, has significantly influenced the STEM field and has authored over 100 notable publications and is the Scientific Director of innovative projects like arXiv Labs, a leader of the Open Science Movement. Dr. Sigurðsson's acclaimed research is supported by organizations such as NASA and NSF. Dr. Sigurðsson has an active role extends with the Aspen Center for Physics, particularly in private fundraising efforts.



Dr. Charles W. Clark

Dr. Charles W. Clark, an Executive Vice President, has had a distinguished 30-year career with NIST and the Office of Naval Research, receiving numerous awards, including the U.S. Department of Commerce Gold Medal and the Distinguished Presidential Rank Award. He is an expert in advanced fields such as quantum computing and artificial intelligence, influencing significant technological and governmental policies.



Dr. John Beverly

Dr. John Beverley, an Executive Vice President, is an authority in knowledge graph engineering, formal logic, and semantic web technologies, and also currently serves as an Assistant Professor at the University of Buffalo and Vice President and a Member of the Board of Directors of the National Center for Ontological Research. Dr. Beverley was formerly a Senior Ontologist at Johns Hopkins University and continues to work in various capacities with his former colleagues there.. He earned his PhD in Philosophy from Northwestern University in 2021, building on prior philosophical studies at the State University of New York and NC State University.



Vacheh Joakim

Vacheh Joakim, our Executive Vice President of Sales & Marketing, joined us in July 2022 and is based in Los Angeles. With 18+ years in SEO and web marketing, including roles as Director of Operations at Submit Express, Inc., he has extensive experience in digital marketing, web development technologies, and SEO. He founded Evolutionary Business Arts in 2009 and has a strong background in leading successful SEO campaigns.

ScienceCast Impact Statement

ScienceCast is committed to the open science movement and intends to contribute 5% of its profits to non-profit organizations with shared values. ScienceCast is eligible to raise investment funds on The Impact Crowd by satisfying predetermined Impact Criteria defined by The Impact Crowd, including the pursuit of social impact in the following categories:

1. *Educational improvements*
2. *Intention to donate a percentage of profit to non-profit organizations that support the open-science ecosystem*

To read our full Impact Statement, please click the Impact Statement tab.

Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making this investment. Please see EXHIBIT B in the Documents tab for a more expansive list of potential risks associated with an investment in the Company.

ScienceCast.org Video Script

No.	Voiceover	Visuals
#1	Did you know that 90% of the world’s data was created in the last two years?	90% in the last two years
#2	This could mean research on curing cancer or better energy solutions may have already been invented, but it’s lagging behind a broken peer review system or buried under an avalanche of low-quality data.	SCIENTIST PROVES THAT. CLICKBAIT SCIENTIFICALLY PROVEN Will quantum computers SOLVE CANCER? IS SCIENCE FAKE!!? CLICKBAIT SCIENTIFICALLY PROVEN NEWS NOW NEW STUDY SHOWS... Will quantum computers SOLVE CANCER?





#3	With this avalanche of information, how do you know what to trust?	How do you know WHAT TO TRUST?
#4	Introducing ScienceCast, a platform that connects quality data with a newer, better model of peer reviewing.	ScienceCast







	In close partnership with leading open repositories like arXiv, ScienceCast extracts the pearls from this sea of data	

		
#5	and presents it at adjustable levels of expertise.	
#6	Authors can easily disseminate their research	

#7	while maintaining their copyright and keeping ownership of all their data, ushering an outdated publication industry into the 21st century.	Open Science Infrastructure Free, Open-Access Publishing Full Copyright Control AI Generated Pitches State-of-the-Art Tools Breaking Down Barriers Accessible Science Fair Peer Review System Collaborative advancement Bridging Researchers and the Public
#8	Invest in the future of open science and become a stakeholder in ScienceCast today.	ScienceCast Invest Now



